AGREEMENT

THIS AGREEMENT, made this 8th day of November, 2000, by and between Delphi Communications, Inc., a Nevada Corporation
(hereinafter referred to as "Seller"), and World Shopping
Network, Inc., a publicly-traded Delaware corporation (hereinaf-ter referred to as "Buyer"):

WITNESSETH:

WHEREAS, Seller is the holder of the license and other authoriza-tions issued by the Federal Communications Commission (hereinaf-ter referred to as "FCC"), for radio station KMET, Banning, California (hereinafter "Station"); and

WHEREAS, Seller is desirous of selling Station and related assets to Buyer under the terms and conditions stated herein; and

WHEREAS, Buyer is desirous of acquiring said Station and related assets, under the terms and conditions stated herein: and

WHEREAS, the consummation of this Agreement is subject to the prior approval of the FCC;

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, it is hereby agreed as follows:

                               1.

Subject to the prior approval of the FCC, which shall be obtained by its grant of an appropriate application, Seller agrees to sell, transfer, assign, convey and deliver to Buyer and Buyer agrees to buy, free and clear of all liens, all broadcast studio and transmission equipment, office furnishings, and related items owned by Seller and used or useful in the operation of Station as listed in Exhibit A hereto, all real property used or useful in the operation of Station as listed in Exhibit B hereto, all contracts as listed herein in Exhibit C (which Buyer agrees to assume), and all good will and rights which Seller has in frequencies, licenses and call letters of Station, and all accounts receivable of Seller. In consideration thereof, Buyer agrees to pay to Seller the total consideration shown in Paragraph 2 below.

                                 2.

In consideration for the assets to be conveyed to Buyer, Buyer shall pay to Seller a total of SEVEN MILLION FOUR HUNDRED FIFTEEN THOUSAND TWO HUNDRED FIFTY-FOUR (7,415,254) restricted shares of Buyer, valued at ONE MILLION SEVEN HUNDRED FIFTY THOUSAND DOLLARS ($1,750,000.00) based on the averaged closing price of Buyer's shares in the fifteen (15) trading days prior to the date of this agreement, which is computed as $0.236. Immediately upon Seller's receipt of shares of Buyer, Seller shall distribute all share so received to its own shareholders in the ratio of 7.213 shares of Buyer for each share of Seller held on the Closing date. In addition, Buyer shall assume all liabilities of Seller existing on the closing date.

Neither party hereto shall not transfer, sell or hypothecate, assign or distribute any of the assets in the possession of each except upon the written agreement of the parties hereto, and will continue operations in substantially the same manner as they are presently functioning, between the date hereof and the Closing.

                                3.

Seller hereby warrants as follows:

(a) That it holds valid authorization from the FCC to operate
Station and there are no outstanding unsatisfied FCC citations or cease and desist orders against Station and any such subsequently issued shall be satisfied prior to closing.

(b) That it is aware of no ongoing investigation of Station by the FCC or by any other federal or state governmental agency, or any conditions at Station which are violative of any FCC rule or policy;

(c) That it is aware of no litigation, proceeding or investigation whatsoever pending or threatened against or relating to Seller, its business, or the property to be transferred hereunder and that it knows of no reason why the FCC would not find it qualified to assign its license;

(d) That, as of the Closing Date, Station's physical assets shall be in the same condition as at the date hereof, wear and tear and ordinary usage excepted; any physical asset which deteriorates further between the date hereof and the Closing Date shall be repaired or replaced by Seller at its own expense;

(e) That it has good marketable title to all assets being sold herein, other than those liens or claims disclosed to Buyer on Exhibits A and B hereto;

(f) That all leases and contracts shown in Exhibit C hereto are in full force and effect;

(g) That at present and on the closing date, Seller will have full power and authority to enter into and perform this Agreement, that the execution and delivery of this Agreement and the performance of all obligations hereunder shall have been duly authorized, and that this Agreement will constitute a valid and binding agreement of the Seller, enforceable in accordance with its terms;

(h) Seller is a corporation qualified to do business and in good standing in the State of California, and Seller has paid all taxes and fees due to the State of California and other government bodies;

(i) To the best of Seller's knowledge, Seller has filed all forms and reports with the FCC which are required to be filed, and has placed in its public and political files all documents which are required to be there.

(j) Seller will hold Buyer harmless from any and all claims of trade creditors, judgment creditors, lien holders, purported owners, or any other person making a claim by or through Seller or asserting any claim on the assets purchased, other than those liens disclosed herein, or having to do with Buyer's operation of the Station subsequent to the Closing date.

Should any such claims as described in this paragraph be made against Buyer, Seller further agrees to fully indemnify and hold Buyer harmless for the value of such claims, plus any and all costs, attorney's fees, expense, court costs, arbitration fees, or any other costs incurred by the Buyer in the handling or processing of any such claims that may be made.

                              4.

Buyer hereby warrants as follows:

(a) That at the time set for Closing of the transactions contemplated herein, it will be legally, financially and otherwise qualified to become the licensee of the Station. Buyer knows of no reason why the FCC would not approve its acquisition of the Station licenses.

(b) That at present and on the closing date, Buyer will have full power and authority to enter into and perform this Agreement, that the execution and delivery of this Agreement and the perfor-mance of all obligations hereunder shall have been duly authorized, and that this Agreement will constitute a valid and binding agreement of the Buyer, enforceable in accordance with its terms;

(c) Buyer will hold Seller harmless from any and all claims of having to do Buyer's operation of the Station subsequent to the Closing date.

Buyer further agrees to fully indemnify and hold Seller harmless for the value of such claims described in this paragraph, plus any and all costs, attorney's fees, expense, court costs, arbitration fees, or any other costs incurred by the Buyer in the handling or processing of any such claim that may be made.

                                5.

In connection with preparing and filing of assignment applications with FCC, the parties shall bear their respective legal costs except that Seller shall be solely responsible for all expenses arising from the Agreement relating to the post consummation operations, including, legal and accounting fees, escrow fees, filing, filing fees, printing, postage, delivery, shipping, copying, telephone calls, overnight packages, facsimiles and other related expenses. All FCC fees in connection with the assignment application shall be paid by Seller.

                                6.

Both parties hereto agree to join in an application to FCC for assignment of Station's license to Buyer within ten (10) days from the date of this Agreement, and to cooperate fully and diligently in seeking FCC's consent to assignment of Station from Seller to Buyer.

                                7.

Taxes, insurance, and prepaid expenses shall be pro-rated as of the date of closing.

                                8.

Time is of the essence of this Agreement. If the FCC has refused or failed to grant its written consent to assignment of all of Station's license by April 15, 2000, Seller may either cancel this agreement or extend this Agreement until August 15, 2001.
If FCC approval has not been obtained by that date, either party may cancel this agreement by giving the other party two (2) weeks prior written notice of such intent, by certified mail or overnight delivery service in which a written receipt of delivery is obtained; provided that the FCC has not granted its consent to the Station's license assignment during that two-week interim period, and provided further that the party seeking cancellation is not in material breach of this Agreement.

                               9.

Closing shall take place at the main studio of Station, or at another mutually agreed location, at any time subsequent to the date of Commission consent, upon ten (10) days notice from Buyer to Seller, but in no event shall the closing be more than ninety
(90) days following the date on which the FCC approves and grants the parties' application for consent to assignment of license of Station.

At closing, Seller will furnish Buyer:

(a) instruments of conveyance satisfactory to Buyer's counsel to properly transfer the licenses, real property, personal property and intangible assets to Buyer.

(b) a lease of the land on which the Station is currently situated at a rental not ot exceed $1 per year. Said lease shall be for one year, renewable each year at Buyere's option for an additional thirty-nine (39) years at the same rate. Said lease is a material term of this Agreement, and Sellers's failure to obtain said lease shall relieve Buyer of all obligations under this Agreement. In addition, Seller shall provide Buyer with all other documents reasonably required by Buyer's counsel at closing.

                               10.

Prior to closing, Seller shall have complete control over the property and operation of the Station. However, Buyer shall have the right to reasonable access to Station logs and papers prior to closing, and to inspect Station property. Upon closing and transfer as contemplated herein, Buyer shall have complete control Station. Seller shall have no reversionary interest in the license of Station.

The parties hereto will hold in confidence all information obtained with respect to the other, and, except as required by law, will not reveal such information to any person other than to those to whom it may be necessary in order to complete the transactions contemplated herein. If deemed appropriate by either party, a separate Confidentiality Agreement shall be executed by the parties to confirm the confidentiality provisions and terms set forth in this paragraph.

                               11.

Buyer shall have the right to file any necessary change of ownership forms with the Internal Revenue Service of the United States of America and shall work in good faith with Seller to fairly determine the allocation of the purchase price as to the various assets purchased.

                               12.

Subject to the requirements of law, any news release or other announcements prior to the Closing Date by either party hereto, or its officers, directors, employees or other related parties, pertaining to the transactions contemplated in this Agreement shall be approved in writing by the parties hereto prior to release.

                               13.

Notices which are to be sent to either party to the other under or pursuant to the terms of this Agreement, shall be sent by United States Certified Mail, return receipt request, as follows:

If to Seller:

Delphi Communications, Inc.
c/o Marc R. Tow
3900 Birch Street, Suite 113
New Port Beach, CA 92660
Telephone 949-975-0544
Telecopier 949-975-0547


Copy to:

Jerrold Miller, Esq.
P.O. Box 33003
Washington, D.C. 20033
Telephone 202-785-2720
Telecopier 202-775-8519

If to Buyer:

World Shopping Network
1530 Brookhollow Drive, Suite C
Santa Ana, California 92705

                                14.

This document is the entire agreement between the parties hereto and shall not be modified except in writing and with the consent of all parties hereto. This document shall be binding on the heirs, successors and assigns of the parties hereto and shall be construed by the laws of the State of California. This Agreement may be executed in counterpart copies. When exchanged, such executed counterpart copies shall have the same force and effect as a single executed Agreement.

IN WITNESS WHEREOF, we have hereunto set our hands and seals on the date written above.

SELLER                                  BUYER

DELPHI COMMUNICATIONS, INC.             WORLD SHOPPING NETWORK, INC.


By: /s/  Marc TowBy:                    /s/  John J. Anton
Marc Tow, President                     John J. Anton, President